Exhibit 11.3

ALLEGIANCE TELECOM, INC.

(Debtors and Debtors-In-Possession)

COMPUTATION OF PER SHARE EARNINGS (LOSS)

THREE MONTHS ENDED SEPTEMBER 30, 2002

(Dollars in thousands, except per share amounts)

	Number of Shares	Percent Outstanding	Equivalent Shares

Prior to Initial Public Offering
1997 Common Stock Offering	639	100.00%	639
After Initial Public Offering
1998 Common Stock Offering	15,000,000	100.00%	15,000,000
Preferred Stock Converted to Common Stock	60,511,692	100.00%	60,511,692
1999 Common Stock Offering	21,041,100	100.00%	21,041,100
2000 Common Stock Offering	10,703,109	100.00%	10,703,109
Cash in Lieu of Stock Split	(577)	100.00%	(577)
Treasury Shares	(327,495)	100.00%	(327,495)
Warrants	768,021	99.84%	766,784
Stock Options Exercised	1,362,257	100.00%	1,362,257
Employee Stock Discount Purchase Plan Shares Issued	2,319,736	99.48%	2,307,692
Common Stock Issued for Business Acquisitions	5,558,747	100.00%	5,558,747
Restricted Shares Issued to Employees	1,226,768	22.2%	273,463

WEIGHTED AVERAGE SHARES OUTSTANDING			117,197,411

NET LOSS APPLICABLE TO COMMON STOCK			$(113,110,000)

NET LOSS PER SHARE, BASIC AND DILUTED			$(0.97)